RULE 14F-1
            REPORT OF CHANGE IN MAJORITY OF DIRECTORS

         INFORMATION PURSUANT TO SELECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                   Trading Solutions.com, Inc.


            REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                         August 28, 2001


     This report is furnished by the Board of Directors of Trading Solutions.com, Inc., a Nevada corporation (the "Company"), to the holders of Common Stock, $.001 par value per share, of the Company (the "Common Stock") in connection with the proposed acquisition by Trading Solutions.com, Inc., of Springland Beverages, Inc., (the "Acquisition"). As a condition of the Acquisition, the following persons will be appointed by the present board members to serve on the board of directors of the Company: Ralph Moyal.

     The appointee will constitute a majority of the members of the board of directors following the Acquisition.

     This information is provided for information purposes only.
We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

     This report is first being made available to shareholders on or about August 28, 2001.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table lists, as August 16, 2001, the security ownership of (i) all persons known by the Company to own beneficially 5% or more of Common Stock; (ii) all executive officers; and (iii) each director of the Company.

Title of  Name and Address of  Amount and Nature of  Percentage of Class
Class     Beneficial Owner     Beneficial Ownership

Common    Natalie Shahvaran(1)          1,250,000      46.62%
          2251 San Diego Ave., #B-375
          San Diego, CA  92210

Common    Robert Strahl(2)              1,260,000      47%
          2251 San Diego Ave., #B-375
          San Diego, CA  92210

Common    Michael A. Strahl(1)             20,000       0.7%
          814 Bel Air Way
          Salinas,  CA  93901

Common    Susan F. Turner(1)                3,000       0.1%
          P. O. Box 3687
          Carmel, CA  93921



Common    Officers and Directors        1,290,000      47.48%
          as a Group: 3 people

  (1)  Officer and/or director of the Company.

  (2) Mr. Robert Strahl is the beneficial owner of 1,210,000 shares held in the name of Internet Finance.com, Inc. and of 50,000 shares held in the name of Monterey Ventures, Inc.

                      NO CHANGE IN CONTROL

     Since the beginning of the Company's last fiscal year, there has been no change of control of the Company.

                     DIRECTORS AND OFFICERS

     CURRENT OFFICERS AND DIRECTORS. The following persons currently serve as officers and directors of the Company:

     Natalie Shahvaran   President
     Michael A. Strahl   Secretary
     Susan Turner        Treasurer

     The present officers and directors were compensated as follows:

     Executive           Year      Salary

     Natalie Shahvaran   2000      $11,300
     President           2001      $30,500

     Michael Strahl      2000      $1,550
     Secretary           2001      $2,2500

     Susan Turner        2000      -0-
     Treasurer           2001      $1,000

      The Board of Directors has not established any standing committees or subcommittees. All of the current directors were directors as of the close of the last fiscal year.

     NOMINEES. As of the date of this Report, there are 2,760,000 shares of the Company's Common Stock issued and outstanding. The following person will be appointed to serve as director of the Company upon consummation of the Acquisition pursuant to the Company's Bylaws. Under the Bylaws, no shareholder approval is required.

     The nominees as are follows:

     Ralph Moyal

     The background information on each of the nominees is as follows:

     Mr. Ralph Moyal has over thirty years in the food and beverage industry. Founder of the Moyal Group of Companies, Blue
Mountain Beverages, Distribution Canada Inc. Mr. Moyal was selected two years consecutively as Ontario's Top 100
Entrepreneurs by the Ontario Business Journal.

     Following the Acquisition, Ms. Shahvaran, Mr. Strahl and Ms.
Turner are expected to resign as officers and directors of the Company.

         COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES
                      EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4").
Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended December 31, 2000.


               Trading Solutions.com, Inc.
               By Order of the Board of Directors


               /s/ Natalie Shahvaran
               Natalie Shahvaran
               President